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                                                                    EXHIBIT 6.20

                              EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT effective as of JANUARY 1, 1998 (the "Agreement") is hereby made by and between Integrated Business Systems and Services, Inc., a South Carolina Corporation having its principal place of business at 115 Atrium Way, Suite 128, Columbia, South Carolina, (the "Company") and DONALD R. FUTCH, who resides at 2909 Trenholm Road, Columbia, South Carolina, (the "Officer").

         WHEREAS, the Company and the Officer desire to set forth the terms of and conditions of the Officer's employment by the Company.

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, IT IS AGREED as follows:

1.       EMPLOYMENT:

         1.1 The employment of the Officer by the Company shall be upon the terms and conditions set forth herein. He shall be the Vice President of Operations of the Company and shall report to the President and Chief Executive Officer. The Officer shall actively promote the business of the Company and shall perform such duties on behalf of the Company as shall from time to time be prescribed by the President and Chief Executive Officer to include, but not limited to, duties outlined hereto as Exhibit A.

2.       COMPENSATION:

         - As compensation for the services to be performed under this Agreement, the Officer shall receive an annual base salary of $75,000. Salaries are paid bimonthly on the lst and 15th of each month.

         - Effective January 1, 1998, or as soon thereafter as approved by regulatory agencies, Non-Qualified Stock Options shall be granted to the Officer, pursuant to the provisions of the Company's Stock Option Plan dated April 29, 1997, in the amount of 25,000 (Twenty-five Thousand) shares of the Company's common stock granted at a price established by the closing market value of the common stock on the effective date of the grant (i.e., $1.10 CDN). One-half of the stock options will vest six months from the effective date of the grant and one-half shall vest one year from the effective date of the grant. The stock option grant is subject to regulatory approval.

         - Effective January 1, 1998, or as soon thereafter as approved by regulatory agencies, a signing bonus in the form of 20,000 (Twenty Thousand) shares of Non-Qualified Stock Options of the Company's common stock shall be granted to the Officer, pursuant to the provisions of the Company's Stock Option Plan dated April 29, 1997, at a price established by the closing market value of the common stock on the effective date of the grant (i.e., $1.10 CDN). One-half of the stock options will vest six months from the effective date of the grant and one-half shall vest one year from the effective date of the grant. The stock option grant is subject to regulatory approval.

         - Effective January 1, 1999, or as soon thereafter as approved by regulatory agencies, Non-Qualified Stock Options shall be granted to the Officer, pursuant to the provisions of the Company's Stock Option Plan dated April 29, 1997, in the amount of 25,000 (Twenty-five Thousand) shares of the Company's common stock at a price established by



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                  the closing market value of the common stock on the effective date of the grant (i.e., January 1, 1999). One-half of the stock options will vest six months from the effective date of the grant and on-half shall vest one year from the effective date of the grant. The Incentive Stock Option Grant is subject to regulatory approval.

         - In the event of a Merger, Consolidation, Asset Sale or other transaction involving the sale or other transfer of all or substantially all of the business or assets of the Company other than to a subsidiary or an affiliate of the Company, all stock options granted to the Officer shall immediately vest. If such a transaction occurs, and the Officer is not provided the opportunity to continue his current employment status with the Company due to the sale of the Company or it's assets, then it is agreed that one year's salary will be paid to the Officer as compensation for the severance of duties hereunder.

         - In addition, thereto, the Officer may receive as compensation such bonuses as declared from time to time by the Board of Directors of the Company.

3.       REIMBURSEMENT FOR EXPENSES:

         At the end of each month during the term of employment, the Officer shall be reimbursed by the Company a reasonable amount for the Officer's travel, entertainment, automobile, and miscellaneous expenses incurred while performing his or her assigned duties for the Company. Payment will only be paid against a signed and itemized list of expenditures.

4.       LOCATION:

         The Officer's services generally shall be performed in, but are not limited to, the Southeastern states. The location of the primary the Company's office is in Columbia, S.C. This Agreement shall apply to any and all states wherein the Company may conduct its business, and it is the intention of the Company to expand its operations to include the entire continental United States with local, regional, and international offices.

5.       TERM:

         The term of this Agreement shall be twelve (12) months, commencing on the date of execution of this Agreement between the Company and Officer. Renewal of this Agreement shall be automatic at the option of the Company and Officer without notice for a successive twelve (12) months.

6.       TERMINATION:

         6.1 The Company or Officer may terminate this Agreement by written communication giving ten (10) working days notice of the intention to terminate this Agreement.

         6.2 In the event of death or incapacity to conduct the duties and services described above, or if the Company ceases to be able to conduct business or becomes bankrupt, this contract shall be terminated.

         6.3 The Company may terminate this contract for cause at any time without the above required notice if the services rendered by the Officer hereunder are not satisfactory in the sole judgement of the Company; otherwise, the notice of termination in P. 7.1 above shall be the policy of the Company for all Officers. "Cause" shall include, but not be limited to, the Officer's dissipation, violation of written or verbal Company policies or failure of the Officer to follow the guidelines of this Agreement.


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         6.4      The first Ninety (90) days of any employment with the Company shall be probationary, and the Company or the Officer may terminate this Contract without cause at any time and without the written notice of P. 7.1 at any time during the probationary period.

7.       OFFICER COVENANTS:

         7.1 The Officer shall diligently and conscientiously devote his or her best efforts and attention to the discharge of his/her duties pursuant to this Agreement and to perform such duties as shall be specified from time to time in accordance with the terms of this Agreement and in accordance with the policies of the Company.

         7.2 The Officer understands that the services rendered for the Company hereunder are unique and proprietary to the Company and that any systems, software or any other products designed, written or installed while employed by the Company are the sole property of the Company; and therefore, entitles the Company to enforce covenants of non-compete.

         7.3 All parties hereto agree that during the term of this Agreement and for a period of one (1) year following the termination of this Agreement, the Officer, in his/her individual, or representative capacity, shall not directly or indirectly enter into or engage in any business in the state of South Carolina similar to or competing with the business of the Company including but not limited to the design, implementation, sale, lease or distribution of any systems or services which are similar in nature to the systems and services provided by the Company.

         7.4 The Officer agrees to hold in confidence all confidential information acquired by being an Officer of the Company concerning the Company, the Company's products or services and/or clients of the Company. Upon termination of this Agreement or expiration of this Agreement, the Officer shall return to the Company all written or descriptive materials containing any such information including, but not limited to, any documentation, program listings or other materials which may contain information which describes products considered to be proprietary to the Company or its clients.

         7.5 In the event the Officer shall breach the non-compete terms of this Agreement, therein such an event, the parties agree the damages to the Company that result are uncertain, speculative and difficult to ascertain. The parties agree, therefore, that damages shall be assessed against the party or parties engaged in said prohibited conduct to be $1,000.00 dollars per day until such prohibited conduct shall cease, plus attorney fees and court costs.

8.       PROPRIETARY RIGHTS OF THE COMPANY:

         The computer systems and services of the Company are unique to the Company and the computer systems and software designed, written and/or implemented by the Company and its Officers are the exclusive property of the Company. The Officer agrees that the Company retains exclusive ownership of all the documentation, software programs, trademarks, logos, product names, and other materials related thereto. The Officer further recognizes that the Company has invested considerable time and expense to develop the Company's products, and the Company would be damaged by any unauthorized copying, reproduction, or distribution of the Company's products. The Officer agrees to take all necessary cautions to safeguard the Company's products and related materials and will not loan or provide any products to any person without first obtaining written consent from an officer of the Company.




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9.       BENEFIT OF AGREEMENT AND EFFECTIVE LAW:

         This Agreement shall be binding and shall ensure to the benefit of all parties hereto, their respective personal representatives, administrators, executors, heirs, assigns, and the same shall be governed by the laws of the State of South Carolina, irrespective of the fact that one or more parties is now or may hereinafter become a resident of another state.

10.      OFFICER HANDBOOK:

         The Officer acknowledges that any Employee Handbook issued to him/her by the Company at the time of hiring, or that may be issued at any time thereafter, is issued solely as a general non-binding statement of policy, is not a contract, and does not become a part of this contract.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this the 28th day of January, in the year 1998.


OFFICER:                            INTEGRATED BUSINESS SYSTEMS
                                    AND SERVICES, INC.

BY:   /s/ DONALD R. FUTCH           BY:   /s/ HARRY P. LANGLEY
      Donald R. Futch                     Harry P. Langley
                                          -------------------------------------
                                          President and Chief Executive Officer


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                                    EXHIBIT A

                    INTEGRATED BUSINESS SYSTEMS AND SERVICES

                       JOB DESCRIPTION FOR THE POSITION OF

                          VICE PRESIDENT OF OPERATIONS



Assist annually in the formalization of the corporate operation plan and operation budget;

Assist in the recruitment, employment and termination of Operational Support Staff for the Company;

Provide management responsibilities, to include the supervision of subordinates to ensure corporate operational goals are met;

Act as primary liaison to the Company staffing an operational capacity to ensure the maintenance of a high level relationship between staff and operations;

Assist President/CEO of the Company in the setting of operational goals of the Company;

Meet individual operational goals consistent with the companies goals and objectives;

Help identify potential problems in the operations area, and develop resolutions for potential problems;

Assist President/CEO of the Company in establishing corporate policies regarding the Company's customer oriented operations;

Other related duties as deemed appropriate to assist with the promotion of the business of the Company.





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